Issuer Free Writing Prospectus
Filed by: Retail Ventures, Inc.
Pursuant to Rule 433 under the Securities Act of 1933
Registration Statement No. on Form S-3: 333-134225
Retail Ventures, Inc.
$125,000,000 PIESSM
(Premium Income Exchangeable SecuritiesSM)
6.625% Mandatorily Exchangeable Notes due September 15, 2011
(Subject to exchange into Class A common shares of DSW Inc.)
      This free writing prospectus relates only to the securities described below and should be read together with the Issuer’s preliminary prospectus dated August 4, 2006 (including the documents incorporated by reference in the preliminary prospectus) relating to these securities.

Issuer:	Retail Ventures, Inc.

Securities:	6.625% Mandatorily Exchangeable Notes due September 15, 2011, or PIES, exchangeable into a number of Class A common shares of DSW Inc. equal to the exchange ratio (as described below) (or the cash value thereof)

Aggregate principal amount:	$125,000,000

Aggregate principal amount of PIES subject to option to purchase additional PIES:	$18,750,000

Principal amount per PIES:	$50

Public offering price(1):	100% ($50 per $50 principal amount of PIES)

DSW share price at pricing (the “initial price”):	$27.41

Exchange:	On the exchange date, with respect to each $50 principal amount of PIES, the PIES will be exchanged for a number of DSW Class A common shares equal to the exchange ratio.

The exchange ratio with respect to each $50 principal amount of PIES is equal to the number of DSW Class A common shares determined as follows:

• if the applicable market value of DSW Class A common shares equals or exceeds $34.95 per share (the “threshold appreciation price”), the exchange ratio will be 1.4306 shares;

• if the applicable market value of DSW Class A common shares is less than $34.95 per share but is greater than $27.41 per share, the exchange ratio will be equal to $50 divided by the applicable market value, which is between 1.4306 and 1.8242 shares; and

• if the applicable market value of DSW Class A common shares is less than or equal to $27.41 per share, the exchange ratio will be 1.8242 shares.

(1)	Plus accrued coupon, if any, from August 16, 2006, if settlement occurs after that date.

The aggregate market value of the DSW Class A common shares investors will receive on the exchange date (or, at the election of Retail Ventures in connection with the maturity date, the cash value thereof) will only exceed the principal amount of the PIES if the applicable market value of the DSW Class A common shares exceeds the threshold appreciation price of $34.95 per share, which represents an appreciation of 27.50% over the initial price of $27.41 per share. In that event, investors would receive on the exchange date 78.43% (which percentage is equal to the initial price of the DSW Class A common shares divided by the threshold appreciation price) of the value of the DSW Class A common shares that investors would have received if they had made a direct investment in DSW Class A common shares on the date of this free writing prospectus.

The exchange ratio, the threshold appreciation price, the initial price and the applicable market value are subject to adjustment upon the occurrence of certain events.

Hypothetical Exchange Amounts:	For illustrative purposes only, the following table shows the number of DSW Class A common shares that a holder would receive upon exchange for $50 principal amount of the PIES at various applicable market values of DSW Class A common shares. The table assumes that there will be no exchange adjustments as described above and that Retail Ventures does not elect to deliver cash in lieu of any DSW Class A common shares. The actual applicable market value of DSW Class A common shares may differ from those set forth in the table below. Given an initial price of $27.41 per share and a threshold appreciation price of $34.95 per share, a holder of PIES would receive on or shortly after the exchange date the number of DSW Class A common shares per $50 principal amount of PIES set forth below:

		Applicable
		Market Value
	Number of	Multiplied by the
	DSW Class A	Number of DSW
	Common	Class A
Applicable Market Value	Shares	Common Shares

$25.00	1.8242	$45.61
$27.50	1.8182	$50.00
$30.00	1.6667	$50.00
$32.50	1.5385	$50.00
$35.00	1.4306	$50.07
$37.50	1.4306	$53.65
$40.00	1.4306	$57.22

Annual coupon rate:	6.625%

Coupon payment dates:	March 15, June 15, September 15 and December 15

First coupon payment date:	December 15, 2006

Maturity date (or exchange date):	September 15, 2011 (unless earlier exchanged following a cash merger of DSW or an acceleration following an event of default)

Net proceeds, before expenses:	$125 million ($143.75 million if the option to purchase additional PIES is exercised in full)

Underwriting compensation:	$1.50 per $50 principal amount of PIES (3.00%)

Aggregate underwriting compensation:	$3.75 million ($4.31 million if the option to purchase additional PIES is exercised in full)

Maximum selling concession:	$0.90 per $50 principal amount of PIES (1.80%)

Selling concession per PIES:	$0.90

Trade date:	August 10, 2006

Settlement date:	August 16, 2006 (T+4)

CUSIP:	761 28Y 201

Listing of the PIES:	The PIES will not be listed on any exchange.

New York Stock Exchange Symbol for the DSW Class A Common Shares:	DSW

Underwriter:	Lehman Brothers Inc.
      The issuer has filed a registration statement on Form S-3 (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents free of charge by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, the underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free (888) 603-5847.
      ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED, SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.